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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

IBASIS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share,
Having an Exercise Price of $1.00 or More Per Share
(Title of Class of Securities)

450732-10-2
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Ofer Gneezy
President and Chief Executive Officer
iBasis, Inc.
20 Second Avenue
Burlington, Massachusetts 01803
Telephone: 781-505-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copies to:

Jonathan Draluck, Esq. General Counsel iBasis, Inc. 20 Second Avenue Burlington, Massachusetts 01803 Telephone: 781-505-7500 Telecopy: 781-505-7304	David L. Engel, Esq. Johan V. Brigham, Esq. Bingham McCutchen LLP 150 Federal Street Boston, Massachusetts 02110 Telephone: 617-951-8000 Telecopy: 617-951-8736

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$748,055	$68.82

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,168,275 shares of common stock of iBasis, Inc. having an aggregate value of $748,055 as of November 22, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the current market price of the shares of common stock subject to such options. The amount of the filing fee is calculated at $92 per $1,000,000 of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$68.82	Filing Party:	iBasis, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 25, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2002, and subsequently amended by Amendment No. 1, filed on December 18, 2002 (as so amended, the "Schedule TO"), relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, having an exercise price of $1.00 or more per share, for new options to purchase shares of our common stock, upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options, dated November 25, 2002, as amended.

ITEM 4.    TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

        The Offer to Exchange expired at 5 p.m., Eastern Time, on December 23, 2002. Pursuant to the Offer to Exchange, iBasis, Inc. (the "Company") accepted for exchange options to purchase 1,812,450 shares of common stock, representing approximately 84% of the options that were eligible to be tendered in the offer. Upon the terms and subject to the conditions of the Offer to Exchange, the Company expects that it will issue, on or about June 24, 2003, new options to purchase an aggregate of approximately 1,812,450 shares of common stock in exchange for such tendered options.

ITEM 12.    EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented so as to add the following new exhibit:

EXHIBIT NO.
(a)(9)	Form of Email Notice to Option Holders who Surrendered Eligible Options for Exchange.
The new exhibit is attached hereto.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

Date: December 30, 2002	IBASIS, INC.
	By:	/s/ OFER GNEEZY Ofer Gneezy President and CEO

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INTRODUCTORY STATEMENT
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 12. EXHIBITS.
SIGNATURE